Mail Stop 3561

Via Fax & U.S. Mail

Mr. James J. Murren
Chief Executive Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109

>   **Re: MGM Resorts International**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 1-10362**

Dear Mr. Murren:

We have received your letter dated July 8, 2010, in response to our letter dated June 23, 2010, and have the following additional comments. Please respond to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2010

Note 8 – Investments in and Advances to Unconsolidated Affiliates

1. We note your response to our prior comment number 5 in which you explain your rationale for omitting summarized financial information for your investment in CityCenter Holdings LLC from the notes to your financial statements. In future filings, please ensure that any financial statements that are required pursuant to Rule 3-09 of Regulation S-X are included in either Item 8. or Item 15.of the Company's Annual Reports on Form 10-K rather than being filed as an exhibit to the filing.

Form 10-Q for the period ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

2. We note your response to our prior comment number 7. Although the Company's properties have continued to produce significant cash flows, we note that

operating income for the Company's properties significantly declined for the year ended December 31, 2009 as compared to 2008, and continued to decline through the period ended March 31, 2010. To the extent these negative trends continue through the end of the second quarter ended June 30, 2010, supplementally advise us of whether you performed an updated interim impairment test of the long-lived assets pursuant to the guidance in Topic ASC 360-10. If not, please explain in detail why you did not believe the significant decline in operating income did not represent a significant adverse change in business climate that could affect the value of the Company's properties and which would trigger an updated impairment analysis pursuant to ASC Topic 360-10-35-21

3. Assuming a satisfactory response, please significantly expand MD&A in future filings to explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment in the recorded values of your properties and explain why an updated impairment analysis with respect to your properties was not required to be performed during the six months ended June 30, 2010, if applicable. If an updated impairment analysis is performed for the six months ended June 30, 2010, supplementally advise us and add disclosure to describe the methods and significant assumptions that were used, including specific revenue and costs increases by property. Your revised discussion should also address how actual results compare to projections and assumptions used in your most recently completed impairment analysis for your long-lived assets. Please provide us with an example of your disclosure. We may have further comment upon receipt of your response.

<u>Note 2-Investments in and Advances to Unconsolidated Affiliates, page 6</u>

4. We note your response to our prior comment number 8 in which you explain that you are currently conducting an updated impairment analysis with respect to your investment in CityCenter. Supplementally provide us with and significantly expand your disclosure in future filings, to describe the methods and significant assumptions that were used in your updated impairment analysis with respect to this property. As part of your response, please provide us with the proposed disclosure to be included in Form 10-Q for the quarter ended June 30, 2010. We may have further comment upon reviewing your response and your proposed disclosures.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Daniel J. D'Arrigo, CFO
        (702) 693-7628